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                                  UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION OMB APPROVAL
                             Washington, D.C. 20549
                                                                                      ------------------------------------
                                                                                        OMB Number:            3235-0145
                                                                                        Expires:        October 31, 1997
                                                                                        Estimated average burden
                                                                                        hours per response.........14.90
                                                                                      ------------------------------------
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                          First Savings Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              33620B106000
            ---------------------------------------------------------
                                 (CUSIP Number)

                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (919) 633-1000
--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  April 2, 1997
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by First Citizens BancShares, Inc. ("BancShares"), Lewis R. Holding, Frank B. Holding and others, with the Securities and Exchange Commission on February 1, 1996, as previously amended by Amendment No. 1 filed on February 19, 1997, and Amendment No. 2 filed on February 27, 1997 (as amended, the "Statement"), by furnishing the additional information set forth below.


Item 4.           Purpose of Transaction.

         Item 4 of the Statement is hereby amended to include the following additional information:

         BancShares and the Issuer have executed and delivered a definitive Agreement and Plan of Reorganization and Merger dated as of April 2, 1997 (the "Agreement"), that provides for the Issuer and its wholly-owned subsidiary, First Savings Bank of Rockingham County, Inc., SSB, to be acquired by BancShares and for each of the outstanding shares of the Issuer's Common Stock to be converted into the right to receive $10.75 in cash. Among other conditions, consummation of the transactions described in the Agreement will be subject to
(i) approval of the agreement by the Issuer's shareholders, and (ii) receipt of all required regulatory approvals. Reference is made to the Agreement (which is incorporated by reference herein as Exhibit B) for the complete terms and conditions of the proposed transaction.


Item 7.           Material to be Filed as Exhibits.

      Exhibit A.                 Agreement among members of the Group with
                                 respect to filing of the Statement.

      Exhibit B.                 Agreement and Plan of Reorganization and
                                 Merger By and Between First Savings Financial
                                 Corp. and First Citizens BancShares, Inc.
                                 dated as of April 2, 1997 (incorporated herein
                                 by reference from Exhibit (2) to the Issuer's
                                 Current Report on Form 8-K dated April 9,
                                 1997)

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                 FIRST CITIZENS BANCSHARES, INC.


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April 10, 1997                                       By:  /s/James B. Hyler, Jr.
                                                          ----------------------
                                                          James B. Hyler, Jr., Vice Chairman




April 10, 1997                                       /s/Lewis R. Holding
                                                     ----------------------
                                                     Lewis R. Holding




April 10, 1997                                       /s/Frank B. Holding
                                                     ----------------------
                                                     Frank B. Holding




April 10, 1997                                       /s/Ella Ann L. Holding
                                                     ----------------------
                                                     Ella Ann L. Holding




April 10, 1997                                       /s/Frank B. Holding, Jr.
                                                     ------------------------
                                                     Frank B. Holding, Jr., as Custodian U/NCUTMA
                                                     for Frank B. Holding, III, Barbara Perry
                                                     Holding and Lewis Royall Holding, II




April 10, 1997                                       /s/Hope Holding Connell
                                                     --------------------------
                                                     Hope Holding Connell, as Custodian U/NCUTMA
                                                     for Hewlette Collier Connell and John Patrick
                                                     Holding Connell




April 10, 1997                                       /s/Peter M. Bristow
                                                     -------------------------
                                                     Peter M. Bristow, as Custodian U/SCUGMA
                                                     for Peter McDonald Bristow, Jr.

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


                                    EXHIBIT A

Each of the undersigned agrees that the Amendment No. 3 to Schedule 13D dated April 2, 1997 is being filed on their behalf with the Securities and Exchange Commission.


                                                 FIRST CITIZENS BANCSHARES, INC.


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April 10, 1997                              By: /s/James B. Hyler, Jr.
                                                ----------------------
                                                James B. Hyler, Jr., Vice Chairman




April 10, 1997                                       /s/Lewis R. Holding
                                                     ----------------------
                                                     Lewis R. Holding




April 10, 1997                                       /s/Frank B. Holding
                                                     ----------------------
                                                     Frank B. Holding




April 10, 1997                                       /s/Ella Ann L. Holding
                                                     ----------------------
                                                     Ella Ann L. Holding




April 10, 1997                                       /s/Frank B. Holding, Jr.
                                                     ------------------------
                                                     Frank B. Holding, Jr., as Custodian U/NCUTMA
                                                     for Frank B. Holding, III, Barbara Perry
                                                     Holding and Lewis Royall Holding, II




April 10, 1997                                       /s/Hope Holding Connell
                                                     --------------------------
                                                     Hope Holding Connell, as Custodian U/NCUTMA
                                                     for Hewlette Collier Connell and John Patrick
                                                     Holding Connell




April 10, 1997                                       /s/Peter M. Bristow
                                                     --------------------------
                                                     Peter M. Bristow, as Custodian U/SCUGMA
                                                     for Peter McDonald Bristow, Jr.

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